WAL★MART
MEXICO

FILE N°
82-4609

02 DEC 16 AM 11:53

02060879

SUPPL

December 13, 2002

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the press release and the reports on shares repurchase for November 2002 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number: 011-52-55-5328-3557.

Sincerely,

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

dlw 1/9

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 647 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL*MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

PRESS RELEASE

For immediate distribution:
Mexico City, November 19, 2002.

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders and the public in general that during today's ordinary meeting of the Company's Board of Directors, Mr. Eduardo Castro-Wright was appointed as Executive President and Chief Executive Officer, effective January 1, 2003.

Cesareo Fernandez, WALMEX Chairman of the Board, commented on Mr. Castro-Wright's appointment. "Eduardo's contributions since his arrival to our Company have created value for our clients and shareholders. I am sure that in his new responsibilities, planned since his incorporation to WALMEX, his input will become even more important. I will continue contributing with enthusiasm to our Company's strategic vision and helping our management team as well as all our associates to achieve their full potential, in favor of our clients shareholders and Mexico.".

Mr. Castro-Wright, 47 years old, entered Walmex in July 2001 as Chief Operating Officer. Mr. Fernandez, Chairman of the Board since March 1999 is 59 years old, has been with the Company for 36 years and is a Director since 1991.

Company Description:

Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 593 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 284 UNITS

49	Sam's Club
115	Bodega
75	Wal-Mart Supercenter
45	Superama

APPAREL DEPARTMENT STORES: 50 UNITS

RESTAURANTS: 259 UNITS, including 16 franchises

Web Pages:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

FILE N°
82-4609

WAL*MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS NOVEMBER 2002 SALES

For immediate release:
Mexico City, December 9, 2002

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of November 2002, sales were $9,285 million pesos, an amount that represents a 14.2% increase over sales reported the same month last year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 5.6%, compared to the same month of 2001.

	November		January – November	
	2002	2001	2002	2001
Total sales growth (%)	14.2	15.9	14.5	14.5
Comparable sales growth (%)	5.6	6.1	4.7	5.5

Considering the four-week period from November 2 to 29, 2002 that compares with the four-week period ending November 30, 2001, as well as the forty-seven week period from January 5 to November 29, 2002 and that compares with the forty-seven week period that ended November 30, 2001, sales growth was as follows:

	4 weeks		47 weeks	
	2002	2001	2002	2001
Total sales growth (%)	12.5	12.5	14.3	14.6
Comparable sales growth (%)	4.2	3.0	4.5	5.5

Openings during the month of November:

1 Bodega in Queretaro, Queretaro
1 Bodega in Aguascalientes, Aguascalientes
1 Bodega in Saltillo, Coahuila
1 Bodega in Tlaxcala, Tlaxcala
1 Restaurant in Mexico City
1 Restaurant in Leon, Guanajuato
1 Restaurant in Tlaxcala, Tlaxcala

Additionally, during the month of December we have opened one Sam's Club in Mexico City.

Openings January – December 9, 2002:

FORMAT	# OF UNITS
Sam's Club	4
Bodega	12
Wal-Mart Supercenter	13
Superama	1
Restaurantes	18
TOTAL	***48***

During this week we will open 1 Bodega in Toluca, Estado de Mexico and one restaurant in Puerto Vallarta, Jalisco. With this inaugurations we will be concluding our openings for this year.

FILE N°
82-4609

Company Description:
Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 593 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 284 UNITS

50	Sam's Club
115	Bodega
75	Wal*Mart Supercenter
44	Superama

APPAREL DEPARTMENT STORES: 50 UNITS

RESTAURANTS: 259 UNITS, including 16 franchises

Web Pages:
www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

November 1,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
01/11/2002	BUY	15,000	SOCIAL	21.70	325,500	ACCIV	Balance as of last report	16,878,700	566,751,621
01/11/2002	BUY	138,800	SOCIAL	21.75	3,018,900	ACCIV			
01/11/2002	BUY	96,200	SOCIAL	21.78	2,095,236	ACCIV			
							Balance as of current report	17,128,700	566,501,621
								Balance as of last report	Balance as of current report
TOTAL		250,000			5,439,636		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	380,305,285	21,190,284	359,115,011	-
Balance as of current report	385,744,921	21,504,145	364,240,786	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

November 4,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
04/11/2002	BUY	94,200	SOCIAL	21.75	2,048,850	ACCIV	Balance as of last report	17,128,700	566,501,621
04/11/2002	BUY	305,800	SOCIAL	21.80	6,666,440	ACCIV			
							Balance as of current report	17,528,700	566,101,621
								Balance as of last report	Balance as of current report
TOTAL		400,000			8,715,290		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	385,744,921	21,504,145	364,240,786	-
Balance as of current report	394,460,211	22,006,323	372,453,898	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

November 5,2002

COMPANY NAME

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
05/11/2002	BUY	86,800	SOCIAL	21.50	1,866,200	ACCIV	Balance as of last report	17,528,700	566,101,621
05/11/2002	BUY	25,000	SOCIAL	21.55	538,750	ACCIV			
05/11/2002	BUY	172,000	SOCIAL	21.60	3,715,200	ACCIV			
05/11/2002	BUY	3,200	SOCIAL	21.69	69,408	ACCIV			
05/11/2002	BUY	113,000	SOCIAL	21.70	2,452,100	ACCIV			
05/11/2002	BUY	300,000	SOCIAL	21.75	6,525,000	ACCIV			
							Balance as of current report	18,228,700	565,401,621
								Balance as of last report	Balance as of current report
TOTAL		700,000			15,166,658		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	394,460,211	22,006,323	372,453,898	-
Balance as of current report	409,626,869	22,885,135	386,741,745	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

November 8,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
08/11/2002	BUY	29,300	SOCIAL	21.20	621,160	ACCIV	Balance as of last report	18,228,700	565,401,621
08/11/2002	BUY	15,000	SOCIAL	21.26	318,900	ACCIV			
08/11/2002	BUY	3,400	SOCIAL	21.28	72,352	ACCIV			
08/11/2002	BUY	30,000	SOCIAL	21.34	640,200	ACCIV			
08/11/2002	BUY	95,000	SOCIAL	21.35	2,028,250	ACCIV			
08/11/2002	BUY	25,000	SOCIAL	21.36	534,000	ACCIV			
08/11/2002	BUY	52,300	SOCIAL	21.40	1,119,220	ACCIV			
							Balance as of current report	18,478,700	565,151,621
								Balance as of last report	Balance as of current report
TOTAL		250,000			5,334,082		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	409,626,869	22,885,135	386,741,745	-
Balance as of current report	414,960,951	23,198,996	391,761,966	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

November 11,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
11/11/2002	BUY	1,000,000	SOCIAL	20.90	20,900,000	ACCIV	Balance as of last report	18,478,700	565,151,621
11/11/2002	BUY	15,000	SOCIAL	20.89	313,350	ACCIV			
							Balance as of current report	19,493,700	564,136,621
								Balance as of last report	Balance as of current report
TOTAL		1,015,000			21,213,350		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	414,960,951	23,198,996	391,761,966	-
Balance as of current report	436,174,301	24,473,273	411,701,039	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

November 12,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
12/11/2002	BUY	44,900	SOCIAL	20.53	921,797	ACCIV	Balance as of last report	19,493,700	564,136,621
12/11/2002	BUY	160,800	SOCIAL	20.60	3,312,480	ACCIV			
12/11/2002	BUY	381,000	SOCIAL	20.65	7,867,650	ACCIV			
12/11/2002	BUY	163,300	SOCIAL	20.70	3,380,310	ACCIV			
12/11/2002	BUY	386,800	SOCIAL	20.80	8,045,440	ACCIV			
12/11/2002	BUY	27,800	SOCIAL	20.84	579,352	ACCIV			
12/11/2002	BUY	375,400	SOCIAL	20.85	7,827,090	ACCIV			
12/11/2002	BUY	1,000	SOCIAL	20.89	20,890	ACCIV			
12/11/2002	BUY	959,000	SOCIAL	20.90	20,043,100	ACCIV			
							Balance as of current report	21,993,700	561,636,621
								Balance as of last report	Balance as of current report
TOTAL		2,500,000			51,998,109		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	436,174,301	24,473,273	411,701,039	-
Balance as of current report	488,172,410	27,611,886	460,560,536	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No. 82-4609

COMPANY NAME

November 13,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
13/11/2002	BUY	44,800	SOCIAL	20.80	931,840	ACCIV	Balance as of last report	21,993,700	561,636,621
13/11/2002	BUY	25,000	SOCIAL	20.82	520,500	ACCIV			
13/11/2002	BUY	51,600	SOCIAL	20.85	1,075,860	ACCIV			
13/11/2002	BUY	25,000	SOCIAL	20.87	521,750	ACCIV			
13/11/2002	BUY	100,500	SOCIAL	20.90	2,100,450	ACCIV			
13/11/2002	BUY	35,000	SOCIAL	20.92	732,200	ACCIV			
13/11/2002	BUY	25,000	SOCIAL	20.99	524,750	ACCIV			
13/11/2002	BUY	175,500	SOCIAL	21.00	3,685,500	ACCIV			
							Balance as of current report	22,476,100	561,154,221
								Balance as of last report	Balance as of current report
TOTAL		482,400			10,092,850		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	488,172,410	27,611,886	460,560,536	-
Balance as of current report	498,265,260	28,217,513	470,047,759	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

November 14,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
14/11/2002	BUY	4,000	SOCIAL	21.19	84,760	ACCIV	Balance as of last report	22,476,100	561,154,221
14/11/2002	BUY	320,000	SOCIAL	21.20	6,784,000	ACCIV			
14/11/2002	BUY	8,300	SOCIAL	21.24	176,292	ACCIV			
14/11/2002	BUY	81,700	SOCIAL	21.25	1,736,125	ACCIV			
14/11/2002	BUY	36,000	SOCIAL	21.28	766,080	ACCIV			
14/11/2002	BUY	50,000	SOCIAL	21.30	1,065,000	ACCIV			
							Balance as of current report	22,976,100	560,654,221
								Balance as of last report	Balance as of current report
TOTAL		500,000			10,612,257		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	498,265,260	28,217,513	470,047,759	-
Balance as of current report	508,877,517	28,845,236	480,032,294	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

November 15,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
15/11/2002	BUY	140,000	SOCIAL	20.70	2,898,000	ACCIV	Balance as of last report	22,976,100	560,654,221
15/11/2002	BUY	800	SOCIAL	20.71	16,568	ACCIV			
15/11/2002	BUY	3,700	SOCIAL	20.74	76,738	ACCIV			
15/11/2002	BUY	76,500	SOCIAL	20.75	1,587,375	ACCIV			
15/11/2002	BUY	94,000	SOCIAL	20.80	1,955,200	ACCIV			
15/11/2002	BUY	180,600	SOCIAL	20.90	3,774,540	ACCIV			
15/11/2002	BUY	30,000	SOCIAL	20.99	629,700	ACCIV			
15/11/2002	BUY	301,400	SOCIAL	21.00	6,329,400	ACCIV			
15/11/2002	BUY	163,200	SOCIAL	21.10	3,443,520	ACCIV			
15/11/2002	BUY	300	SOCIAL	21.19	6,357	ACCIV			
15/11/2002	BUY	9,500	SOCIAL	21.20	201,400	ACCIV			
							Balance as of current report	23,976,100	559,654,221
								Balance as of last report	Balance as of current report
TOTAL		1,000,000			20,918,798		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	508,877,517	28,845,236	480,032,294	-
Balance as of current report	529,796,315	30,100,681	499,695,647	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No. 82-4609

COMPANY NAME

November 18,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
18/11/2002	BUY	56,000	SOCIAL	20.40	1,142,400	ACCIV	Balance as of last report	23,976,100	559,654,221
18/11/2002	BUY	70,300	SOCIAL	20.50	1,441,150	ACCIV			
18/11/2002	BUY	165,000	SOCIAL	20.60	3,399,000	ACCIV			
18/11/2002	BUY	500	SOCIAL	20.61	10,305	ACCIV			
18/11/2002	BUY	500	SOCIAL	20.62	10,310	ACCIV			
18/11/2002	BUY	35,000	SOCIAL	20.65	722,750	ACCIV			
							Balance as of current report	24,303,400	559,326,921
								Balance as of last report	Balance as of current report
TOTAL		327,300			6,725,915		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	529,796,315	30,100,681	499,695,647	-
Balance as of current report	536,522,230	30,511,588	506,010,655	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

November 19,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
19/11/2002	BUY	267,700	SOCIAL	20.25	5,420,925	ACCIV	Balance as of last report	24,303,400	559,326,921
19/11/2002	BUY	53,400	SOCIAL	20.29	1,083,486	ACCIV			
19/11/2002	BUY	7,700	SOCIAL	20.30	156,310	ACCIV			
19/11/2002	BUY	95,000	SOCIAL	20.20	1,919,000	ACCIV			
19/11/2002	BUY	5,000	SOCIAL	20.19	100,950	ACCIV			
19/11/2002	BUY	603,500	SOCIAL	20.40	12,311,400	ACCIV			
19/11/2002	BUY	18,100	SOCIAL	20.39	369,059	ACCIV			
							Balance as of current report	25,353,800	558,276,521
								Balance as of last report	Balance as of current report
TOTAL		1,050,400			21,361,130		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	536,522,230	30,511,588	506,010,655	-
Balance as of current report	557,883,360	31,830,307	526,053,066	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

November 21,2002

WAL-MART DE MÉXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
21/11/2002	BUY	15,000	SOCIAL	20.36	305,400	ACCIV	Balance as of last report	25,353,800	558,276,521
21/11/2002	BUY	10,000	SOCIAL	20.38	203,800	ACCIV			
21/11/2002	BUY	13,000	SOCIAL	20.50	266,500	ACCIV			
21/11/2002	BUY	165,800	SOCIAL	20.80	3,448,640	ACCIV			
21/11/2002	BUY	81,200	SOCIAL	20.82	1,690,584	ACCIV			
21/11/2002	BUY	10,000	SOCIAL	20.83	208,300	ACCIV			
21/11/2002	BUY	40,000	SOCIAL	20.85	834,000	ACCIV			
21/11/2002	BUY	4,000	SOCIAL	20.86	83,440	ACCIV			
21/11/2002	BUY	12,700	SOCIAL	20.89	265,303	ACCIV			
21/11/2002	BUY	11,000	SOCIAL	20.90	229,900	ACCIV			
21/11/2002	BUY	39,000	SOCIAL	21.00	819,000	ACCIV			
21/11/2002	BUY	5,000	SOCIAL	21.11	105,550	ACCIV			
21/11/2002	BUY	6,600	SOCIAL	21.20	139,920	ACCIV			
21/11/2002	BUY	4,000	SOCIAL	21.28	85,120	ACCIV			
21/11/2002	BUY	4,000	SOCIAL	21.30	85,200	ACCIV			
21/11/2002	BUY	50,000	SOCIAL	21.39	1,069,500	ACCIV			
21/11/2002	BUY	14,000	SOCIAL	21.40	299,600	ACCIV			
21/11/2002	BUY	2,500	SOCIAL	21.41	53,525	ACCIV			
21/11/2002	BUY	12,200	SOCIAL	21.42	261,324	ACCIV			
							Balance as of current report	25,853,800	557,776,521
								Balance as of last report	Balance as of current report
TOTAL		500,000			10,454,606		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	557,883,360	31,830,307	526,053,066	-
Balance as of current report	568,337,966	32,458,030	535,879,950	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

November 22,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
22/11/2002	BUY	3,100	SOCIAL	20.82	64,542	ACCIV	Balance as of last report	25,853,800	557,776,521
22/11/2002	BUY	500	SOCIAL	20.84	10,420	ACCIV			
22/11/2002	BUY	5,000	SOCIAL	20.85	104,250	ACCIV			
22/11/2002	BUY	293,400	SOCIAL	20.90	6,132,060	ACCIV			
22/11/2002	BUY	170,500	SOCIAL	20.93	3,568,565	ACCIV			
22/11/2002	BUY	20,000	SOCIAL	20.94	418,800	ACCIV			
22/11/2002	BUY	49,300	SOCIAL	20.95	1,032,835	ACCIV			
22/11/2002	BUY	1,000	SOCIAL	20.99	20,990	ACCIV			
22/11/2002	BUY	645,900	SOCIAL	21.00	13,563,900	ACCIV			
22/11/2002	BUY	575,600	SOCIAL	21.10	12,145,160	ACCIV			
							Balance as of current report	27,618,100	556,012,221
								Balance as of last report	Balance as of current report
TOTAL		1,764,300			37,061,522		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	568,337,966	32,458,030	535,879,950	-
Balance as of current report	605,399,488	34,673,012	570,726,490	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

November 25,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
25/11/2002	BUY	8,400	SOCIAL	20.90	175,560	ACCIV	Balance as of last report	27,618,100	556,012,221
25/11/2002	BUY	128,500	SOCIAL	21.00	2,698,500	ACCIV			
25/11/2002	BUY	10,800	SOCIAL	21.12	228,096	ACCIV			
25/11/2002	BUY	19,200	SOCIAL	21.13	405,696	ACCIV			
25/11/2002	BUY	3,100	SOCIAL	21.20	65,720	ACCIV			
25/11/2002	BUY	10,000	SOCIAL	21.30	213,000	ACCIV			
							Balance as of current report	27,798,100	555,832,221
								Balance as of last report	Balance as of current report
TOTAL		180,000			3,786,572		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	605,399,488	34,673,012	570,726,490	-
Balance as of current report	609,186,060	34,898,992	574,287,082	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No. 82-4609

COMPANY NAME

November 26,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
26/11/2002	BUY	6,400	SOCIAL	21.30	136,320	ACCIV	Balance as of last report	27,798,100	555,832,221
26/11/2002	BUY	300	SOCIAL	21.31	6,393	ACCIV			
26/11/2002	BUY	127,400	SOCIAL	21.32	2,716,168	ACCIV			
26/11/2002	BUY	58,600	SOCIAL	21.33	1,249,938	ACCIV			
26/11/2002	BUY	5,000	SOCIAL	21.37	106,850	ACCIV			
26/11/2002	BUY	125,700	SOCIAL	21.40	2,689,980	ACCIV			
26/11/2002	BUY	500	SOCIAL	21.48	10,740	ACCIV			
26/11/2002	BUY	46,500	SOCIAL	21.49	999,285	ACCIV			
26/11/2002	BUY	629,600	SOCIAL	21.50	13,536,400	ACCIV			
							Balance as of current report	28,798,100	554,832,221
								Balance as of last report	Balance as of current report
TOTAL		1,000,000			21,452,074		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	609,186,060	34,898,992	574,287,082	-
Balance as of current report	630,638,134	36,154,437	594,483,711	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
8 2 - 4 6 0 9

COMPANY NAME

November 28,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
28/11/2002	BUY	18,700	SOCIAL	21.80	407,660	ACCIV	Balance as of last report	28,798,100	554,832,221
28/11/2002	BUY	34,100	SOCIAL	21.85	745,085	ACCIV			
28/11/2002	BUY	3,900	SOCIAL	22.00	85,800	ACCIV			
28/11/2002	BUY	7,100	SOCIAL	22.08	156,768	ACCIV			
28/11/2002	BUY	40,100	SOCIAL	22.10	886,210	ACCIV			
28/11/2002	BUY	3,100	SOCIAL	22.14	68,634	ACCIV			
							Balance as of current report	28,905,100	554,725,221
								Balance as of last report	Balance as of current report
TOTAL		107,000			2,350,157		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	630,638,134	36,154,437	594,483,711	-
Balance as of current report	632,988,291	36,288,770	596,699,535	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

November 29,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
29/11/2002	BUY	70,300	SOCIAL	21.65	1,521,995	ACCIV	Balance as of last report	28,905,100	554,725,221
29/11/2002	BUY	1,300	SOCIAL	21.70	28,210	ACCIV			
29/11/2002	BUY	2,000	SOCIAL	21.71	43,420	ACCIV			
29/11/2002	BUY	35,000	SOCIAL	21.85	764,750	ACCIV			
29/11/2002	BUY	300	SOCIAL	21.88	6,564	ACCIV			
29/11/2002	BUY	16,100	SOCIAL	21.90	352,590	ACCIV			
29/11/2002	BUY	39,400	SOCIAL	22.00	866,800	ACCIV			
29/11/2002	BUY	29,100	SOCIAL	22.10	643,110	ACCIV			
							Balance as of current report	29,098,600	554,531,721
								Balance as of last report	Balance as of current report
TOTAL		193,500			4,227,439		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	632,988,291	36,288,770	596,699,535	-
Balance as of current report	637,215,730	36,531,699	600,684,045	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.